UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Wisdom.IO Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 21, 2023

Physical address of issuer
10 Heather Lane, Greenwich, CT 06831

Website of issuer
https://www.mywisdom.io

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised and $2,495.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
none

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation will serve as the escrow facilitator for this offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
14,286

Price (or method for determining price)
$0.70

Early action award
- Weeks 0-2: Additional 5% bonus shares
- Weeks 2-4: Additional 3% bonus shares
- After week 4: Investment level awards only

Investment level award
- Invest $1000-$2500: 5% share bonus
- Invest $2,501 - $5,000: 7% share bonus
- Invest $5,001 and above: 10% share bonus

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:

- ☐   Pro-rata basis
- ☐   First-come, first-served basis
- ☑   Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
March 28, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid		
Net Income		

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 15, 2024

FORM C

Up to $1,235,000.00

Wisdom.IO Inc.



Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Wisdom.io Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute

discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a 7% success fee related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$35	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Jumpstart Micro, Inc. d/b/a Issuance Express will receive none in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.mywisdom.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one

annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 12, 2024.

ATTESTATION REGARDING ELIGIBILITY

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

NOTICES REGARDING THIS OFFERING STATEMENT AND THE OFFERING

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK

QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes

no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBIT C
EXHIBIT D
EXHIBIT E

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://www.mywisdom.io

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the

date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Wisdom.IO Inc. (the "Company") is a Delaware Corporation, formed on December 21, 2023.

The Company is located at 10 Heather Lane, Greenwich, CT 06831.

The Company's website is https://www.mywisdom.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Wisdom is a privacy preserving smart home system designed for older adults and their trusted circle of caregivers. Wisdom's Smart Home Solution includes sensor kits (vision, radar, environmental, audio) and a central home computing hub. Key features include fall and anomaly detection with the ability to escalate to emergency response services all without the reliance on wearables. Wisdom gives independent people the confidence in the decision to stay in their home longer. Wisdom generates revenue through direct-to-consumer (D2C) sales, with a one-time installation fee for hardware and a monthly subscription. This subscription includes ongoing technical support and future software upgrades and connectivity to emergency response services.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	14,286
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	14,286
Maximum amount of Series Seed Preferred Stock	1,764,286
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	1,764,286
Purchase price per Security	$0.70
Minimum investment amount per investor	$500.00
Offering deadline	March 28, 2025
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 12 hereof.

Incentives for Investors:

Early action award
- Weeks 0-2: Additional 5% bonus shares
- Weeks 2-4: Additional 3% bonus shares
- After week 4: Investment level awards only

Investment level award
- Invest $1000-$2500: 5% share bonus
- Invest $2,501 - $5,000: 7% share bonus
- Invest $5,001 and above: 10% share bonus

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a pre-revenue startup focused on completing product development and establishing our go-to-market strategy. While we plan to generate revenue in the future, we cannot guarantee when or if this will occur. Furthermore, there is no assurance that our developed products will be commercially viable or well-received by consumers.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 1 month, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we launch our product, expand our commercial operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 21, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, delays in product development, manufacturing, and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have greater financial, technical and human resources than we have and superior expertise in research, development, and marketing and thus may be better equipped than us to develop and commercialize smart home solutions. These competitors also

compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our smart home solution will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We expect to depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we will rely on a single or limited number of service providers and outsourcing vendors around the world because the relationship will be advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to effectively deliver our services and to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We expect to depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to manufacture our products and provide some of our services.

We expect to obtain these materials from a limited number of vendors, some of which may not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. We expect that some of our hardware, software and operational support vendors will represent our sole source of supply or will have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We believe that quality management will play an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new

products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the course of providing products and services to users of our systems, we will collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we expect to devote significant resources to protecting our information. The expenses associated with these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our proposed network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

Wisdom.io is heavily dependent on its management team, including co-founders Cathy Minter and Dawn Newsome. The loss of key personnel or difficulty in attracting and retaining qualified employees could disrupt business operations. Furthermore, the company's ability to scale its operations, manage customer growth, and handle logistical complexities will be crucial to its

success. Any operational missteps could hinder our ability to deliver on our product offerings and growth plans.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Cathy Minter and Dawn Newsome in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Cathy Minter and Dawn Newsome die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted,

including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of components, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, and freight.

The prices of the components, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. Changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, safety or other regulations or failure to comply with existing licensing, labeling, and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products may be subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, labeling or other laws or

regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations may be harmed.

We employ customer service associates, and our success depends on our ability to attract, hire, train and retain qualified customer service associates. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce

new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended. This reduction in revenue could result in an adverse effect on our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions, global terrorism, natural disasters and political unrest may adversely impact economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses,

which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and

perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause

breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We may obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company may in the future depend on the performance of distributors, carriers and other resellers.

The Company may in the future distributes its products through wholesalers, national and regional retailers, and value-added resellers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

Uncertainty Around Future Corporate Actions

Wisdom.io may undergo significant corporate changes in the future, including mergers, acquisitions, or restructurings. Such changes could impact the value of your investment. Furthermore, there is no guarantee that non-accredited investors will have the same rights as accredited investors in any future corporate actions, such as mergers or acquisitions, and may face additional regulatory hurdles that could impact their ability to fully participate.

Risks Related to the Securities

The Series Seed Preferred will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred. Because the Series Seed Preferred have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred may also adversely affect the price that you might be able to obtain for the Series Seed Preferred in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Holders of Series Seed Preferred Stock are not entitled to vote in the election of directors, limiting their ability to influence the direction of the Company.

The Company's certificate of incorporation, as amended, provides that the holders of shares of Preferred Stock, including shares of Series Seed Preferred stock, are not entitled to vote for the election or removal of any member of the board of directors of the Company. Only holders of Common Stock are entitled to vote for the election or removal of directors. The board of directors is generally responsible for the management of a company and may exercise all the powers of a company. With no right to vote for directors, the holders of Series Seed Preferred will have limited ability to influence the policies or direction of the Company.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No Assurance of Public Market or Exchange Act Registration.

No public trading market for the Common Stock currently exists. Although it is our long-term goal to become a reporting company under federal securities laws and cause our common stock trade publicly, we cannot assure investors that the Common Stock ever will be publicly traded. Even if the Common Stock is admitted to quotation or trading on a public exchange, we cannot assure you that a regular trading market will develop for the shares of Common Stock or that, if developed, any such market will be sustained. Trading of the Common Stock will likely be conducted through what is customarily known as the OTC Markets. Any market for the Common Stock which may result will likely be less well developed than if the Common Stock were traded on an exchange, such as the Nasdaq Market.

The offering price of the Securities was arbitrarily determined.

The offering price of the Securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the Securities will attain a market value commensurate with the Offering Price.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Wisdom is a privacy preserving smart home system designed for older adults and their trusted circle of caregivers. Wisdom gives independent people the confidence in the decision to stay in their home longer. Revenues will be generated through fees for hardware costs and installation, subscription fees, upgrades and support.

Business Plan

Wisdom's vision is a world where aging at home is effortless and supported. By leading the smart home technology market for aging in place, we aim to create adaptable environments that evolve with the long-term needs of older adults. Our goal is to foster independence and improve the

quality of life for both older adults and caregivers. As the U.S. population ages, with 70 million older adults by 2030[1] and 87% wanting to age in place[2] (AARP), the demand for smart home solutions is growing rapidly. Wisdom is dedicated to redefining what it means to age—making it safer, more connected, and enjoyable. The global smart home market was valued at approximately $79.90 billion in 2022 and is projected to reach $313.95 billion by 2028, growing at a CAGR of 25.3% during the forecast period[3]. In the U.S. alone, the market specifically targeted toward older adults and aging in place is expected to grow significantly. Estimates suggest that by 2025, Americans will spend about $84 billion on home improvements, with a substantial portion dedicated to aging-in-place modifications.[4] On average, older adults or their families spend around $9,000 to $12,000 on home modifications to support aging in place[5]. Wisdom's mission is to empower older adults to live independently and confidently in the homes they love by providing innovative, privacy-preserving smart home solutions that enhance safety, comfort, and peace of mind. Wisdom's Smart Home Solution includes sensor kits (vision, radar, environmental, audio) and a central home computing hub. Key features include fall detection, wellness tracking, and emergency response without reliance on wearables. Wisdom is private and secure, leveraging edge computing where sensitive data remains within the home.

---

[1] US Census Bureau

[2] AARP

[3] Grand View Research - https://www.grandviewresearch.com/industry-analysis/smart-homes-industry

[4] Right at Home - https://www.rightathome.net/news/2023/march/seniors-aging-in-place-and-home-repairs

[5] FIXR – https://www.fixr.com/costs/aging-in-place-remodeling

History of the Business

The Company's Planned Products and/or Services

Product / Service	Description	Current Market
Wisdom Smart Home Solution for Older Adults	Wisdom's Smart Home Solution will include-inside and outside sensor kits and a central home hub. The sensors include radar, environmental, vision, 2-way audio & access to emergency services Key features include fall detection, wellness tracking, and emergency response without reliance on wearables. Wisdom is private and secure, leveraging edge computing where sensitive data remains within the home.	Wisdom is focused on serving older adults aged 55-85 in key regions like the New York City tristate area, Pennsylvania, and Florida.

The above described product is in prototype phase. Proceeds of the offering will be used to complete development and manufacturing of first version of the production product. This also includes the addition of radar, the testing and integration of other correlation sensors, and connectivity to our Emergency Response Services partner. The proceeds from the sale of the Target Offering will not be sufficient to complete development of the Wisdom Smart Home Solution for Older Adults. We believe that the cost to develop this product to commercialization will be approximately $400,000 and will require at least four months of development efforts.

The Wisdom Smart Home Solution will be offered direct to consumer through our website, social media channels, and future B2B partnerships.

Competition

The Company's primary competitors are Nomo Smart Care, MiiCare, Cherish Health, LifeAlert, MedicalGuardian, and UnaliWear.

Wisdom operates in a competitive landscape that includes wearables and traditional medical alert systems, yet many of these solutions struggle with user compliance. According to a review in the Journal of Medical Internet Research, users often fail to wear or activate these devices during emergencies due to discomfort, forgetfulness, or reluctance to call for help. In contrast, Wisdom's system utilizes advanced, privacy-preserving sensors that require no wearable devices for fall detection, delivering greater accuracy and reliability than radar or motion based systems. Other traditional smart home or alarm systems (Google, Ring, ADT) lack the specific tailoring and perspective needed for older adults, often offering only point solutions or partial home modifications. Many users attempt DIY setups, piecing together systems that are not scalable or comprehensive. Wisdom proposes to offer an end-to-end, scalable platform designed specifically for older adults, providing a seamless, long-term solution that adapts as their needs evolve. By blending multiple sensor technologies, Wisdom will ensure both accuracy and privacy, allowing

older adults to age in place while giving families and caregivers peace of mind through a comprehensive and integrated system.

Supply Chain and Customer Base

Our Wisdom Smart Home Solution for Older Adults incorporates both software and hardware. From a software services side, we have signed a contract with a software engineering firm to supply the software critical to our products. In addition, we have entered into an LOI with a US based manufacturer from which we will secure the hardware components for our systems. We believe that there are numerous other available suppliers of the sensors and components for the home hub from which we could purchase hardware components for our systems.

We believe that Wisdom's customers will be primarily older adults aged 55-85. We expect to sell our products Direct to Consumer but will explore other distribution channels as ascertain the most effective marketing conduits., We will focus our initial sales and marketing efforts on key regions that include large senior populations, such as the New York City tristate area, Pennsylvania, and Florida, but will seek to grow our business into other metropolitan areas where we believe that our marketing spend will be most efficiently utilized. As we scale our business, we will seek to penetrate other less densely populated regions of the country.

Intellectual Property

The Company is not currently dependent on any third party intellectual property but our products will incorporate third party software when developed.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities These laws and regulations may have a material impact on our business and are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 10 Heather Lane, Greenwich, CT 06831

The Company has the following additional addresses:

The Company conducts business in New York, New Jersey, Connecticut, Pennsylvania.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C includes a detailed summary of the Company's proposed business. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Marketing expenses and related reimbursement	0.00%	$0	1.21%	$15,000
Estimated Attorney Fees	25.00%	$2,500	2.43%	$30,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.97%	$12,000
General Marketing	5.00%	$500	4.05%	$50,000
Research and Development	48.00%	$4,800	17.41%	$215,000
Manufacturing	0.00%	$0	26.32%	$325,000
Equipment Purchases	15.00%	$1,500	0.94%	$11,550
Hiring	0.00%	$0	38.87%	$480,000
General Working Capital	0.00%	$0	0.81%	$10,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Memorandum, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Cathy Minter has served as the chief executive officer and director of the Company since inception in December 2023. Over the last three years, Ms. Minter has served in the following capacities:

- Expert @ Primary Venture Partners, October 2023 - present
- CRO @ R3, July 2019 - December 2023

Ms. Minter was awarded a BA from Clemson University in economics. She also holds an MBA from Fordham University Gabelli School of Business.

Dawn Newsome has served as the President Chief Technology Officer and a director of the Company since inception in December 2023. Over the last three years, Ms. Newsome has served in the following capacities:

- Chief Business Operations Officer @Envestnet Inc., September 2021 - September 2023
- Americas President & CEO @ TP ICAP Group, September 2019 - September 2021

Ms. Newsome holds a BA Chemistry and Computer Science from Bucknell University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in New York, New Jersey, Connecticut - USA. Sofia, Bulgaria.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dobri Dobrev	Technical Advisor Consulting Agreement	March 11, 2024	March 11, 2025

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,500,000
Voting Rights	One vote per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Other Material Terms or information.	n/a

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$145,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.1%
Other Material Terms or information.	
Value of SAFE or Convertible Notes	145,000

The SAFE referenced above will convert into 258,929 shares of Series Seed-1 Preferred Stock on the closing of the Target Amount, a price of $0.56 per share.

The Company has the following debt outstanding:

Type of debt	Credit card
Name of creditor	Bank of America
Amount outstanding	$1,200.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The offering price of the Securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the Shares will attain market values commensurate with the Offering Price.

Ownership

The Company is equally owned by 2 co-founders (Cathy Minter and Dawn Newsome).

The table below provides information about each person who owns 20% or more of the outstanding voting equity of the Company.

Name	Number of Shares	Percentage Owned Prior to Offering
Cathy Minter	4,250,000	50.0%
Dawn Newsome	4,250,000	50.0%
		100%

Following the Offering, the Purchasers will own approximately 0.001% of the Company if the Minimum Amount is raised and approximately 17.19% if the Maximum Amount is raised, in each case if their shares of Series Seed Preferred Stock convert into shares of Common Stock on a one-for-one basis, as provided in the Company's certrificate of incorporation, as amended.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Wisdom is not currently engaged in business operations. We do not expect to achieve profitability within the next 12 months following the receipt of the Offering proceeds. Instead, our business objectives for this period are focused on product development, market validation, and scaling our go-to-market strategy.

1. Product Development and Early Access Launch: Complete final testing and iterations of the Wisdom Core product to ensure it meets the privacy, safety, and ease-of-use needs of older adults and caregivers. Launch the Early Access Program (EAP) by Q1 2025, providing initial users with access to our Smart Home System. This phase will generate valuable feedback, which will allow us to refine both the hardware and software components before the commercial production launch in mid-2025.

2. Customer Acquisition and Go-to-Market Strategy: Implement targeted marketing campaigns within our key geographic regions: the New York City tristate area, Pennsylvania, and Florida. These campaigns will focus on building awareness among older adults and their caregivers, emphasizing home modification and aging-in-place benefits. Develop partnerships with residential home builders and local aging-in-place specialists to explore product integration into home modifications, further expanding our market reach. Drive customer acquisition through our direct-to-consumer model, starting with the Early Access Program, followed by a broader marketing push to grow our user base.

3. Operations and Scalability: Expand our technical support and operations to scale our subscription service, providing seamless onboarding for early users and ensuring their homes are equipped with the Wisdom smart home system. Invest in automation and efficiency tools to manage service requests and ongoing customer engagement, ensuring the business is prepared to handle growth in the second half of 2025.

4. Partnership and Advisory Growth: Continue to build a strong advisory board and partnerships with experts in gerontology, home modifications, and smart home technology. This will further validate our solution and open doors for collaboration in the home improvement market.

5. Financial Planning: Monitor burn rate and adjust the budget to ensure efficient use of proceeds from the Offering. This includes maintaining a balance between product development, customer acquisition, and operational costs. Pursue additional funding if needed, through strategic partnerships or venture funding, to extend runway and prepare for post-commercial launch scaling.

Liquidity and Capital Resources

We are not currently generating revenues and the Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds." The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $50,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,764,286 shares of Series Seed Preferred Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 28, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation, as the escrow facilitator, until the Minimum Amount of investments is reached. Investment commitments may be accepted or rejected by the Company, in its sole discretion. Purchasers may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised plus an administrative fee equal to $2,495.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

We are authorized to issue up to (i) 14,046,427 shares of common stock, $0.001 par value per share ("Common Stock"), 8,500,000 of which are currently outstanding; (ii) 2,023,214 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock"), of which 1,764,285 shares are designated as Series Seed Preferred Stock, of which none are currently outstanding, and 258,929 of which are designated as Series Seed-1 Preferred Stock of which none are currently outstanding. At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 14,046,427 shares of common stock, of which 8,500,000 common shares will be issued and outstanding, and (ii) 2,023,214 shares of preferred stock, par value $0.001 per share, of which 14,286 preferred shares will be issued and outstanding.

Bonus Shares

Early action award
- Weeks 0-2: Additional 5% bonus shares
- Weeks 2-4: Additional 3% bonus shares
- After week 4: Investment level awards only

Investment level award
- Invest $1000-$2500: 5% share bonus
- Invest $2,501 - $5,000: 7% share bonus
- Invest $5,001 and above: 10% share bonus

Rights of Series Seed Preferred Stock

Voting Rights

Holders of our Series Seed Preferred Stock will not have voting rights in corporate matters, including the election of directors and other significant corporate actions. This means that as a preferred stockholder, you will have no ability to influence decisions that may affect your investment or the company's strategic direction.

Liquidation Rights

While our Series Seed Preferred Stock has a liquidation preference over common stock, it ranks behind our Series Seed-1 Preferred Stock in the event of liquidation. In the event of a liquidation, dissolution, or winding up of the company, holders of our Series Seed Preferred Stock will only receive their liquidation preference after all Series Seed-1 Preferred shareholders have been paid in full. This could result in a lower recovery for preferred stockholders compared to Series Seed-1 Preferred shareholders, especially in scenarios where the company's assets are insufficient to cover all obligations.

Dividends

The Corporation will not declare, pay, or set aside dividends on any other class or series of capital stock unless the holders of the outstanding Preferred Stock receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock. The dividend amount will be at least equal to the greater of: (i) the dividend on Common Stock, adjusted for conversion rates, or (ii) a calculated rate based on the original issuance price of the class or series declaring the dividend. This structure ensures that preferred stockholders are prioritized but does not guarantee the timing or amount of dividends, particularly in cases where the Corporation faces financial difficulties.

Conversion Rights

Each share of Preferred Stock may be converted at the option of the holder into a number of fully paid and non-assessable shares of Common Stock. This conversion is calculated by dividing the Applicable Original Issue Price for the relevant series by the Applicable Conversion Price in effect at the time of conversion. The "Applicable Conversion Price" is defined as follows:
- For Series Seed Preferred Stock, it is the Series Seed Original Issue Price.
- For Series Seed-1 Preferred Stock, it is the Series Seed-1 Original Issue Price.

Other Information

Preferred stockholders may have limited rights compared to common stockholders, including restrictions on the transferability of shares and limited access to information regarding the company's operations and financial performance.

Anti-Dilution Rights

Except for the anti-dilution provisions with respect to the conversion of shares of Series Seed Preferred Stock into common stock, the Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Securities

Related Person/Entity	Patricia Leitch
Relationship to the Company	Sibling of co-founder
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Possible returns on SAFE note.
Benefits or compensation received by Company	Public relations advisory services.
Description of the transaction	SAFE Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cathy Minter
_____
(Signature)

Cathy Minter
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Cathy Minter
_____
(Signature)

Cathy Minter
_____
(Name)

Co-Founder & CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Cathy Minter, being the founder of Wisdom.IO Inc., a Delaware corporation (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Cathy Minter

_____
(Signature)

Cathy Minter
_____
(Name)

Co-Founder & CEO
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Amended and Restated Certificate of Incorporation
Exhibit D   Subscription Agreement
Exhibit E   Offering Page

EXHIBIT A

Financial Statements

Wisdom.IO Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wisdom.IO Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 29, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	-
Non-current Assets	
Other Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Liabilities	-
Total Current Liabilities	-
Long-term Liabilities	
Other Liabilities	-
Total Long-Term Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	-
Accumulated Deficit	-
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 12/21/23	-	-	-	-	-
Issuance of Common Stock	-	-			-
Additional Paid in Capital			-		-
Net Income (Loss)				-	-
Ending Balance 12/31/2023	-	-	-	-	-

Statement of Operations

	Period Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Operating Income (loss)	-
Other Income	
Other	-
Total Other Income	-
Other Expense	
Other	-
Total Other Expense	-
Earnings Before Income Taxes	-
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	-

Statement of Cash Flows

	Period Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	-
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-
Cash Paid for Interest	-
Cash Paid for Income Taxes	-

Wisdom.IO Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wisdom.io ("the Company) was formed in Delaware on December 21st, 2023. The company plans to earn recurring revenue using a subscription model for the use of a hardware and software based smart home care solution. Wisdom uses modern technology to empower older adults to live independently and provide caregivers with better options to support their loved ones. The Company's headquarters is in Greenwich, CT. The customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity-Based Compensation</u>

The Company does not have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See "Note 7 – Subsequent Events".

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.001 per share. 8,500,000 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2024, the date these financial statements were available to be issued.

Simple Agreements for Future Equity (SAFE) - After the period ending December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $110,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. None of the agreements are subject to a valuation cap.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Video Transcript

Wisdom.io Corporate Video Transcript – October, 2024

Wisdom is a smart home system that's innovating the way older adults approach Aging in Place. I'm Cathy Minter co-founder and CEO of Wisdom and this company is personal to me. After my dad passed away, my mom wanted to stay in our family home that she loves and lived in for 50 years, and although I was happy that she's so independent, I really worried about her living alone. Between work and life at home, things are busy and now with aging parents that need more support it becomes overwhelming. I realized that we could use modern technology to improve the situation so Cathy and I got to work. The older adult population in the US is skyrocketing and their reasons to stay in their own homes are both financial and sentimental. I constantly worried about my mom living at home alone, I always thought is she okay, did she get home safe. Actually, I do feel...vulnerable living alone in my home. I love my home but I just worry all the time about falling, because I know if I fall things are going to change drastically --I may not be able to afford to move someplace, it's just scary. Here's how Wisdom works. Meet Jane, an older adult who is living independently. Her daughter Stacy, lives in a different state and worries about her. Wisdom sends Stacy intelligent alerts each day. The Wisdom system protects Jane using privacy enabled sensors and a smart Home Hub that connects with a trusted circle of family and caregivers. If a fall or critical alert is detected, Wisdom immediately assesses the situation. The platform automatically initiates a group messaging channel and determines if emergency services are needed, ensuring seamless communications at all times. With Wisdom, I'm comfortable and I feel safer staying in my home. It makes me so happy to know that my daughter won't have to to worry about me. Wisdom leverages the power of AI with technology that prioritizes privacy and security. The result is a solution built to meet the needs of an aging population both now and into the future. At Wisdom, it's not about aging it's about living. We invite you to learn more about how we're creating a more enjoyable and safer aging experience.

EXHIBIT C

Amended and Restated Certificate of Incorporation

**FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF WISDOM.IO INC.**

Wisdom.io Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Wisdom.io Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 21, 2023, under the name Wisdom.io Inc.

2. That the Board of Directors of this corporation (the "**Board**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that this Certificate of Incorporation shall be and hereby is the First Amended and Restated Certificate of Incorporation of Wisdom.io Inc. (the "**Amended and Restated Certificate of Incorporation**"), amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Wisdom.io Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 131 Continental Drive, Suite 305 Newark, DE 19713, New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is (i) 14,046,427 shares of Common Stock, $0.001 par value per share ("**Common Stock**") (ii) 2,023,214 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), 1,764,285 shall be Series Seed Preferred Stock and 258,929 of which shall be Series Seed-1 Preferred Stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of shares of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Third Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Third Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this <u>Article Fourth</u>. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this <u>Article Fourth</u> refer to sections of Part B of this <u>Article Fourth</u>. References to "**Preferred Stock**" mean the Series Seed Preferred Stock and Series Seed-1 Preferred Stock together, collectively.

1.   <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Third Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject

2

to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.70 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series Seed-1 Original Issue Price**" shall mean $0.56 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Applicable Original Issue Price**" shall mean, (i) with respect to the Series Seed Preferred Stock, the Series Seed Original Issue Price and (ii) with respect to the Series Seed-1 Preferred Stock, the Series Seed-1 Original Issue Price.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below) the holders of shares of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis, and before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Series Seed-1 Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence, is hereinafter referred to, for each series of Preferred Stock, as the "**Series Seed-1 Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series

3

Seed-1 Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence, is hereinafter referred to, for the Series Seed Preferred Stock, as the "**Series Seed Liquidation Amount**", and together with the Series Seed-1 Liquidation Amount, the amount payable for each series of Preferred Stock, as applicable, the "**Preferred Stock Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution to the holders of shares of Series Seed Preferred Stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares under this Section 2.2 were paid in full.

2.3   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 and Section 2.2, or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.4   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 2.1 and Section 2.2, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Section 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount.**"

2.5   Deemed Liquidation Events.

2.5.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least 51% of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole; or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.5.2   Effecting a Deemed Liquidation Event.

(a)   Preservation of Preference. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.5.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Section 2.1 and Section 2.2.

5

(b) <u>Redemption Request; Available Proceeds</u>. In the event of a Deemed Liquidation Event referred to in <u>Section 2.5.1(a)(ii)</u> or <u>2.5.1(b)</u>, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument ("**Redemption Request**") delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors, together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (such date, the "**Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall first ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this <u>Section 2.5.2(b)</u>, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c) <u>Redemption Notice</u>. In the event the Corporation timely receives a Redemption Request pursuant to <u>Section 2.5.2(b)</u>, the Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock subject to the Redemption Request not less than thirty (30) days prior to the Redemption Date, which Redemption Notices shall state: (i) the number and series of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date and the redemption price; (iii) the date upon which the holder's right to convert such shares terminates; and (iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d) <u>Surrender of Certificates; Payment</u>. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the

Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the portion of Available Proceeds applicable for such shares shall be payable to the order of the person or entity whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder or a new book entry shall be made representing the unredeemed shares of Preferred Stock, as applicable.

(e)   Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the portion of Available Proceeds payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the portion of Available Proceeds applicable to such holders' shares of Preferred Stock, without interest upon surrender of any such certificate or certificates therefor.

2.5.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders by the Corporation or the acquiring, person, firm or other entity pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.5.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2.1 and Section 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2.1 and Section 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.5.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration

3.   Voting.

3.1   General. On any matter, except for voting for the election or removal of any member of the Board of Directors of the Corporation, presented to the stockholders of the

Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Third Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors.

(a)   At all times the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect the directors of the Corporation. For the absence of doubt, the holders of Preferred Stock shall have no right to vote on any matter presented to the stockholders of the Corporation pertaining to the election or removal of any member of the Board of Directors of the Corporation, nor shall the holders of Preferred Stock have any right to participate in any vote on the total number of directors of the Corporation.

(b)   Any director elected or appointed as provided in Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c)   If the holders of shares or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock, as the case may be, fill such directorship in accordance with Section 3.2(a). Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Corporation's Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

(d)   At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares

8

of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock (calculated in accordance with Section 4.2 below) as is determined by dividing the Applicable Original Issue Price for such series by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Applicable Conversion Price**" shall initially mean, (a) with respect to the Series Seed Preferred Stock, the Series Seed Original Issue Price and (b) with respect to the Series Seed-1 Preferred Stock, the Series Seed-1 Original Issue Price Such initial Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below for each of the Series Seed Preferred Stock and Series Seed-1 Preferred Stock calculated separately.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 and Section 2.2 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if

9

such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price of any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Applicable Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the

need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. <u>Mandatory Conversion</u>.

5.1 <u>Trigger Events</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price per share of at least five times (5x) the Series Seed Original Issue

11

Price per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation, and in connection with such offering, the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1. and (ii) such shares may not be reissued by the Corporation.

        5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

        6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or

transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

       7.   <u>Redemption</u>. Subject to <u>Section 2.5.2</u>, the Preferred Stock is not redeemable.

       8.   <u>Waiver</u>. Other than as explicitly set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, unless a higher or alternate threshold or approval for the waiver of any rights, powers, preferences or terms applicable to one or more series of Preferred Stock is set forth herein, in which case such higher or alternate threshold or approval shall be required.

       9.   <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this <u>Article Ninth</u> to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as amended.

Any amendment, repeal, elimination or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability

of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of, and advancement of expenses, to directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction

14

of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

15

IN WITNESS WHEREOF, This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on November 12, 2024.

DocuSigned by:

By: Catherine Minter

1F76139483F34B6...

Cathy Minter, Chief Executive Officer

EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER TRANSFER RESTRICTIONS EXPIRE.

THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF HOLDING THE SECURITIES FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

TO: Wisdom.IO Inc.
    10 Heather Lane
    Greenwich, CT 06831

Ladies and Gentlemen:

The undersigned (the "Subscriber") acknowledges and understands that Wisdom.IO Inc., a Delaware corporation (the "Company" or the "Issuer"), is offering shares ("Shares") of its Series Seed Preferred Stock ("Series Seed Preferred Stock") at an offering price of $0.70 per share (the "Purchase Price") in a Regulation Crowdfunding offering (the "Offering"). The Offering has a minimum offering target of $10,000 (the "Target Amount") and a maximum offering target of $1,235,000 (the "Maximum Offering Amount"). The Company must receive subscriptions for investments in the Shares equal to at least the Target Amount by March 28, 2025 (the "Target Date"), the end date of the Offering. Unless the Company raises at least the Target Amount by March 28, 2025, no Shares will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to subscribers. Once the Offering reaches the Target Amount, the Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Target Date, up to the Maximum Offering Amount.

This Offering is being made subject to the Form C filed by the Company with the SEC (the "Form C") and the other offering materials made available to Subscribers on the portal maintained by the Intermediary, as defined below (collectively, the "Offering Materials"), each as may be supplemented or amended.

This Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal

to 7% of the gross proceeds received by the Company from the sale of the Shares in the offering plus the sum of $2,495 as an administrative fee.

This Subscription Agreement (this "Subscription Agreement") serves as the Subscriber's agreement to purchase the number of Shares set forth on the Signature Page hereto, to be issued by the Company, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials for the sale of the Shares, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Subscriber understands that if Subscriber wishes to purchase Shares, it must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Materials and on the deal page for this Offering maintained by the Intermediary.

To induce the Company to accept this Subscription Agreement to purchase Shares and as further consideration for such acceptance, Subscriber hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties, with the full knowledge that the Issuer and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. Subscription.

(a) Subscriber hereby subscribes for and agrees to purchase the number of Shares for the total price set forth on the Subscriber Signature Page hereof (the "Total Purchase Price") upon the terms and conditions set forth herein (the "Subscription").

(b) Subscriber acknowledges and understands that this Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company or the Intermediary at their sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Shares that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(c) In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(d) The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any prospective investment in the Shares or to allot to any prospective investor less than the amount of Shares such subscriber desires to purchase.

2. Purchase Procedure.

(a) Payment. The Total Purchase Price for the Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the Total Purchase Price of the Shares in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Shares shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company and the Intermediary prior to the applicable Closing Date, in the amount as set forth on the Purchaser Signature Page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Shares owned by the undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Shares were sold in reliance upon Regulation CF.

3. Closing of the Offering. The initial closing of the purchase and sale of the Shares (including any Bonus Shares as such term is defined ande described in the Offering Materials) shall take place at 5 p.m. Eastern Time on the Target Date or at such earlier time as set by Issuer (the "Initial Closing"), subject to the following conditions:

(a) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Amount.

(b) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c) The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved by the Issuer and the Intermediary, and a subscriber's funds have cleared the escrow account.

(d) If the Issuer sets a Closing earlier than the Target Date, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing.

(e) After reaching the Target Amount, the Issuer may conduct "rolling closings," where proceeds received from subscriptions for Shares will be delivered to the Company as received. The Company and the Intermediary will provide subscribers with a five-day notice prior to a rolling close, and subscribers will have until 48 hours prior to a rolling closing date to cancel a subscription.

4. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of the closing of Subscriber's offer to purchase Shares made hereby, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Capitalization</u>. The Company is authorized to issue up to (i) 14,046,427 shares of common stock, $0.001 par value per share ("<u>Common Stock</u>"); (ii) 2,023,214 shares of Preferred Stock, $0.001 par value per share ("<u>Preferred Stock</u>"), of which 1,764,285 shares are designated as Series Seed Preferred Stock and 258,929 of which are designated as Series Seed-1 Preferred Stock. As of the opening of the Offering, there will be 8,500,000 shares of Common Stock outstanding, no shares of Series Seed Preferred Stock outstanding, and no shares of Series Seed-1 Preferred Stock outstanding.

(d) <u>Issuance of the Shares</u>. The issuance, sale and delivery of the Shares by the Company in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued Shares of Series Seed Preferred Stock of the Company.

(e) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with

respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(f) <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(g) <u>Financial Statements</u>. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "<u>Financial Statements</u>") have been made available to the Subscriber and appear in the Form C and on the Intermediary portal. The Financial Statements are based on the books and records of the Company and its subsidiaries (if any) and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(h) <u>Proceeds</u>. The Company shall use the net proceeds from the issuance and sale of Common Stock as described in the Offering Materials.

(i) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any officer, manager, director or key employee of the Company arising out of his or her employment or relationship with the Company or that could otherwise materially impact the Company.

(j) <u>Purchase of Shares</u>. Upon such Closing described in 2(b) above, by the Crowdfunding Issuer, in its capacity as manager of the Company (the "*Manager*"), and contemporaneous with the purchase of Securities (including any Bonus Shares described in the Offering Materials) of the Subscriber, the Company shall purchase from the Crowdfunding Issuer, and the Company shall issue and sell to the Crowdfunding Issuer, the corresponding number of Shares as the number of Securities purchased by the Subscriber hereunder.

5. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber represents and warrants to the Issuer and the Intermediary as follows, which such representations and warranties shall be accurate and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Subscriber has all necessary power and authority under all applicable laws, and, if an individual, the capacity, to execute and deliver this Subscription Agreement and other agreements (if any) required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements (if any) required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder (if any) will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Status of Undersigned; Further Information</u>.

(i) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares, and it is authorized to invest in the Shares.

(ii) Within five days after receipt of a request from the Issuer, Subscriber agrees to provide such information with respect to its financial status so as to allow the Issuer to confirm such financial status and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Issuer is or may become subject.

(c) <u>Investment Representations</u>. Subscriber is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying on the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(d) <u>Information Concerning the Company</u>.

(i) Subscriber has received a copy of and carefully reviewed the Offering Materials, and the undersigned has relied only on the information contained therein. Subscriber has not been furnished any offering literature other

than the Offering Materials.

(ii)　　　Subscriber acknowledges and understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials.

(iii)　　　Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with management of the Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment.

(iv)　　　Subscriber understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. Subscriber represents that it is able to bear any loss associated with an investment in the Shares.

(v)　　　Subscriber confirms that it is not relying on any communication (written or oral) of the Issuer, the Intermediary or any of their respective affiliates, as investment or tax advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Shares, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. Subscriber acknowledges that neither the Issuer nor any of its affiliates has made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority to invest in the Shares.

(vi)　　　Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Issuer and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(vii)　　　Subscriber confirms that the Issuer has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares. In deciding to purchase the Shares, Subscriber is not relying on the advice or recommendations of the Issuer and Subscriber has made its own independent decision that the investment in the Shares is suitable and appropriate for the undersigned.

(viii)　　　Subscriber understands that, unless the undersigned notifies the Company in writing to the contrary at or before an applicable Closing Date relating to Subscriber's Shares, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed

and confirmed as of the Closing, taking into account all information received by the undersigned.

(ix)   Subscriber acknowledges that the Issuer has the right in its sole discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(x)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i)   If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii)   If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii)   If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares.

(g) <u>Resales</u>.

(i)   Subscriber agrees that during the one-year period beginning on the date on which it acquired Shares pursuant to this Subscription Agreement (the "<u>Restricted Period</u>"), it shall not transfer such Shares except:

(A)   To the Company;

(B)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(C)   As part of an offering registered under the Securities Act with the SEC; or

(D)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In order for any transfer of Shares hereunder during the Restricted Period to be effective, the transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed transferee shall acknowledge, agree to, and be bound by the covenants and agreements of Subscriber as set forth herein.

(ii)   After the expiration of one year from date of issuance of the Shares, the purchaser may sell the Shares without restriction under federal securities laws, subject to the provisions of state securities laws.

(i) <u>Valuation</u>. Subscriber acknowledges that the price of the Shares has been arbitrarily determined and does not necessarily bear any relationship to the Issuer's asset value, net worth or other established criteria of value and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Issuer may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. <u>Indemnity</u>. The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Issuer and the Intermediary and their respective officers, directors and affiliates, and each other person, if any, who controls the Issuer or the Intermediary within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on

appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

(b) EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY STATE OR FEDERAL COURT IN THE STATE OF DELAWARE) AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER, THE COMPANY ACCEPTS FOR ITSELF AND HIM/HER/ITSELF AND IN CONNECTION WITH ITS AND HIS/HER/ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER, THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, on the date of such delivery, if delivered prior to 5:00 p.m. local time at the recipient's location, to the address of the respective parties, as follows:

If to the Company, to:	Wisdom.IO Inc. 10 Heather Lane Greenwich, CT 06831 Attn: Dawn Newsome Email: dawn@mywisdom.io
If to Subscriber, to:	Subscriber's address as shown on the signature page hereto

       or

to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

       (a) Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

       (b) Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

       (c) Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

       (d) Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

       (e) Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

       (f) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned, and

(iii) the death or disability of the undersigned.

(g) <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Issuer upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(h) <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(i) <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

(j) <u>No Waiver</u>. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(k) <u>Cumulative Remedies</u>. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIPTION AGREEMENT
WISDOM.IO INC. SUBSCRIBER SIGNATURE PAGE

The undersigned, desiring to purchase Shares, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The number of and the total purchase price for the Shares the undersigned hereby subscribes for is:

	$0.70 per Security	$_____
Number of Shares Subscribed For	Purchase Price	Total Purchase Price

The Shares will be registered in the name of:

(print name of owner or joint owners)

If the Shares are to be purchased in joint names, both Subscribers must sign:

Signature

Signature

Name (Please Print)

Name (Please Print)

Email address

Email address

Address

Address

Telephone Number

Telephone Number

Social Security Number/EIN

Social Security Number/EIN

Date

Date

SUBSCRIBER SIGNATURE PAGE (continued)

WISDOM.IO INC. SUBSCRIPTION AGREEMENT
COMPANY SIGNATURE PAGE

This Subscription is accepted
by the Company on

WISDOM.IO INC.

_____

By:_____
Name: Dawn Newsome
Title: President

EXHIBIT E

Offering Page



wisdom.io

Invest in Wisdom and Redefine Aging at Home

Help older adults stay safe and independent in the homes they love.

Seed Series Preferred Stock @ $0.70 $500 min. investment   View Form C →   View All Filings →

Invest Now   Campaign Video ▷

Wisdom.io Inc. Offering Terms

Total Invested:	Awaiting Data
Offering Terms	∨
Preferred Stock | Reg CF	∨

View Form C →   View All Filings →

Invest Now

Opportunity

Founding Team

Problem & Solution

Our Momentum

Revenue Model

Summary

Financials & Risks

Investor Perks

FAQs

Discussion

Opportunity

Wisdom is addressing one of the most pressing challenges of our time

The need for effective aging in place solutions as millions of older adults reach retirement age and face the limitations of traditional caregiving options. Wisdom's smart home system, powered by sensors and AI, supports physical safety and wellness, while making it easier for families and caregivers to stay connected through a simple mobile app. Wisdom is an innovative solution that prioritizes:

- Ease of use
- Personal data protection
- Privacy



Wisdom company overview video

Reasons to invest

Demographic surge of older adults 65+ driving a critical caregiver shortage

By 2030, the U.S. population aged 65+ will grow from 50 to 70 million, with 87% preferring to age in place (source: AARP). Families caring for aging loved ones are faced with financial, emotional and physical burdens, and are increasingly willing to invest in premium products that will ensure their privacy and safety.

Groundbreaking technology solution

Wisdom is developing a solution to a problem in an industry ripe for innovation. Our Smart Home System uses privacy-preserving sensors installed in the home to safeguard older adults, connecting family and caregivers through a mobile app. It detects falls, lack of movement, and routine anomalies, sending intelligent alerts with two-way voice communication. In a critical situation, a group chat is initiated, and Wisdom's Emergency Response Center assesses if EMS is required. Unlike wearables or other intrusive systems, Wisdom takes an integrated approach that supports safety, wellness, and independence offering a superior solution than current options.

Massive interest in Smart Home technology puts Wisdom on track to ride the wave of demand

The smart home market is projected to expand from $94 billion in 2023 to $339 billion by 2030 (source: Fortune Business Insights). Americans already spend $84 billion annually on home modifications (source: Right At Home), and smart home systems are quickly emerging as must-have additions, seamlessly enhancing traditional upgrades like ramps and grab bars to create safer, smarter living spaces for aging adults.

Proven leadership with a personal connection to the problem

Wisdom Co-Founders Cathy Minter and Dawn Newsome form a dynamic and highly complementary team, combining Cathy's expertise in strategy and go-to-market with Dawn's strengths in engineering and product development. Both are experienced business operators who bring the discipline needed to build and grow a company. Personally invested in Wisdom, they are driven by their own experiences as caregivers and members of the sandwich generation, deeply committed to making aging at home easier.

Founding Team

Our leadership

Cathy Minter
Co-Founder and CEO



Biography

Dawn Newsome
Co-Founder, President and CTO



Biography

The unreliable reality of medical alert pendants and wearables

Current medical alert and home fall detection products rely on wearables, which suffer from low compliance, false alarms, discomfort, and stigma. Batteries are often not charged, people forget to wear the device, and they are often removed at critical times such as taking a shower and at night. According to a recent study in by The Senior List, nearly 80% of older adults do not consistently wear their medical alert devices despite having them available (source: The Senior List). Additionally, an AARP survey found older adults feel medical alert pendants are associated with a loss of independence and reported a sense of embarrassment when wearing them.



To address these issues, some caregivers have attempted a do-it-yourself approach. This could include everything from using baby monitors, traditional security cameras, and smartphones. However, this approach only works with constant monitoring and potentially increases the level of stress for the caregiver. It also dismisses the older adult's desire for privacy.

> Today's smart home systems lack features and user-friendly design tailored to the needs of older adults.

While larger smart home systems are gaining in popularity, they lack the dedicated design needed to meet the unique needs of older adults. Wisdom operates at the intersection of these two markets, offering a purpose-built solution designed specifically for aging in place. Our focus on the needs of the older adult demographic and their families positions us to capture market share from both traditional medical alert providers and mainstream smart home companies that fail address this growing market segment.


Significant market opportunity at the intersection of Medical Alert Devices & Consumer Smart Home
Medical Alert Device Market
Vulnerable to disruption
Life Alert
Medical Guardian
$5b
in 2023
$10b
in 2030
Wisdom.io
Smart Home
Smart Home Market
Must expand to meet Older Adult Demographics
$94b
in 2023
$339b
in 2030
amazon alexa
ring
Apple HomeKit
ADT
Nest

Sources: JCHS Harvard University Improving America's Housing Report 2023; Fortune Business Insights Smart Home Market 2024-2032

$9k-$12k spent

on home modifications by adults and families to *enhance safety for older adults aging in place.*

$50B+ per year

in medical costs resulting from falls suffered by *30% of older adults every year* in the United States.

50% higher risk of death

within 6 months for those older adults who remained on the ground *for 1 hour or more* after suffering a fall.

Sources:
Older Adult Falls Data, CDC Atlanta
Medical Costs of Fatal and Nonfatal Falls in Older Adults, CDC Atlanta & Univ. of CO Denver
Housing America's Older Adults 2023, Harvard University

Solution

Wisdom solves these problems via our always-on, end-to-end Smart Home System designed specifically for older adults aging in place



Wisdom protects older adults with privacy preserving sensors that are installed in the home and connected to family and caregivers via a mobile application. The system accurately detects falls, lack of movement and anomalies in daily routine. Wisdom sends intelligent alerts if a critical situation, such as a fall or lack of movement, is detected along with 2-way voice activation. A group chat with assigned caregivers is initiated, and Wisdom's Emergency Response Center is notified to assess if local EMS should be dispatched.

In addition to critical alerts, Wisdom will offer friendly daily check-ins, medication reminders and appointment alerts which help both caregivers and older adults manage care. Wisdom is easy to use and accessible through smart phones, home computers, and tablets.




Notified
Help Activated

Note: preliminary design

Wisdom leverages modern edge computing with a powerful GPU Home Hub that acts like the brain of the system. The Home Hub handles all the important processing inside the home. This means your personal information stays private and doesn't need to be sent to the cloud, so it's faster and more secure.

Our future roadmap includes:

- Predictive fall risk score
- Enhanced voice and gesture activation
- Smart lighting
- Outdoor capabilities
- In-app video messaging

Momentum

Traction & key achievements

Since its inception, Wisdom has made significant strides toward commercialization, driven by the experience of its co-founders, Cathy Minter and Dawn Newsome. Recognizing the need for new thinking and solutions in a market ripe for innovation, they've leveraged their years of experience driving innovation in complex industries to move quickly and efficiently. This has enabled Wisdom to validate its technology, build key partnerships, and position itself as a disruptor in the aging-in-place market.

Prototype delivered

Testing showing model accuracy < 95%

Test homes

Prototype installed in test homes to further validate the performance in real-world environments. Establishing a Wisdom lab for further product and stress testing.

Growing market interest

We will be converting our 50+ Early Access Program subscribers to pre-orders in January and establishing user feedback program.

Partnerships

Strong interest from B2B channel partners, including residential home modification companies, 55+ real estate developers, corporate benefits departments and home care providers.

Collaborations

Partnering with the Family and Children's Association (FCA) on a pilot program to support case workers. FCA serves a community of 10,000 older adults across New York and Long Island.

Profitable growth strategy

We will launch commercially and plan to generate revenues in the Spring of 2025. Additionally, we believe our growth strategy and disciplined operating plan puts the company on a path to profitability by Q4 2026.

These milestones are forward-looking statements and are subject to change depending on future events. Further details about forward-looking statements and other risk factors within the Form C filed with the SEC.

Growth Through Consumer Sales and Business Partnerships

Wisdom will generate revenue through direct-to-consumer (D2C) sales, with a one-time installation fee for hardware and a monthly subscription. This subscription includes ongoing technical support and future software upgrades, creating a recurring revenue stream that serves as the foundation of our business.

We are expanding into adjacent B2B opportunities by partnering with home modification companies, 55+ communities, and non-profits focused on aging-in-place. By leveraging our partners' established go-to-market channels we can efficiently broaden our reach and cost effectively drive growth.

Key metrics include the number of installations, subscription fees, customer retention and growth, quality of customer service, as well as revenue and profitability.

These models apply across consumer and business channels:

- DTC revenues = one-time installation fee + subscription fees (equipment leasing, emergency services, customer support)

- B2B revenues = capital improvement (one-time equipment purchase) + smaller subscription (emergency services and support)

Wisdom is well-positioned to capitalize on the growing need for solutions tailored to aging in place and interest in smart home systems.

By combining innovative technology with a deep understanding of the needs of older adults, Wisdom offers a solution that extends beyond traditional options. Our dual consumer and business channels provide pathways to revenue, while our partnerships accelerate time to market. As we advance, Wisdom aims to deliver sustainable, profitable growth and redefine what it means to age in place with confidence.



Wisdom Co-Founders Cathy Minter and Dawn Newsome.

Buzz



Suzanne Panoplos · 2nd
Experienced and Results-Driven Marketing Leader | Alum: Do...

This is such an important venture - so many of us have struggled with this with our parents who want to live a life of dignity in their own home. And someday, our children will have the same dilemma. Congrats on this opportunity!

Like · 1 | Reply



Victor Milligan · 2nd
Board adviser, sustainability leader, curious storyteller

Congratulations Cathy Minter. I am thrilled that you are doing this - there is such an enormous need. I went through elder care with my parents and now going through it with my wife's parents. There is such great intent and desire to help - but not enough tangible solutions. I wish you the very best of luck!

Like · 1 | Reply · 1 Reply



Paul Seminara · 2nd
REALTOR® Naples, Florida
Congrats- been there with my parents. Alexa not there yet. Bravo.
Like · 1 | Reply · 1 Reply

Alison Pothier · 2nd
Specialist Executive & Transformational Coach · Retreat Desi...
So happy to read your positive progress Dawn! This is something we could use right now for our family. Watching with excitement as you make each step forward.
Like · 4 | Reply · 1 Reply

Susan Falcone · 2nd
Director of Product Design | Team Development | People-first Design ...
So impressed by this product vision and I can't wait to see where it goes!
Like · 1 | Reply · 1 Reply

Erin Manahan
Cathy Leitch Minter this is wonderful. Congrats! We struggled for five years hoping we made the right decisions. This will be a gift to so many trying to navigate all of this. Many sleepless nights.
Like · Reply · Edited

Financial Highlights

Financial highlights, use of proceeds, and more.

Wisdom is an early stage company and, as such, is not currently generating profits from operations. The priorities of company leadership today and in the coming 12 months are product development, market validation, and scaling our go-to-market strategy in order to grow recurring revenues and achieve profitability at scale. Please see further information about financials in the Form C filed with the SEC.

Overview information regarding the use of proceeds from this offering, investor risk disclosures, and more can be found below. Full details of all risk information, use of proceeds descriptions, and other disclaimers can be found in the Form C filed with the SEC. All investors should review the Form C before making an investment.

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Marketing expenses and related reimbursement	0.00%	$0	1.21%	$15,000
Estimated Attorney Fees	25.00%	$2,500	2.43%	$30,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.97%	$12,000
General Marketing	5.00%	$500	4.05%	$50,000
Research and Development	48.00%	$4,800	17.41%	$215,000
Manufacturing	0.00%	$0	26.32%	$325,000
Equipment Purchases	15.00%	$1,500	0.94%	$11,550
Hiring	0.00%	$0	38.87%	$480,000
General Working Capital	0.00%	$0	0.81%	$10,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

A full description of Use of Proceeds can be found in the Form C filed with the SEC.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor perks

Take part in our mission to create safer, smarter homes. Join us early to unlock valuable rewards and be among the first to support a solution that makes a real impact.

Early action award

- Weeks 0-2: Additional 5% bonus shares
- Weeks 2-4: Additional 3% bonus shares
- After week 4: Investment level awards only

Investment level award

- Invest $1000-$2500: 5% share bonus
- Invest $2,501 – $5,000: 7% share bonus
- Invest $5,001 and above: 10% share bonus

(For example, if you invested $1000 dollars in the first 2 weeks, you would get 10% bonus shares.)

Consider investing today and help shape the future of aging in place.

We invite you to join us in supporting Wisdom's mission to redefine aging at home. Your investment will help us advance product development, strengthen partnerships, and expand our reach as we prepare for our commercial launch in 2025. With the smart home market for aging adults projected to grow from $94 billion in 2023 to $339 billion by 2030, this is a unique opportunity to be part of a mission driven company addressing a critical societal need and positioned for significant growth.

$0.70 per share $500 min. investment   Invest until 3/28/2025   View Form C →

View all filings →

Invest Now

Investor FAQs

Frequently asked questions and responses for investors can be found below.

What is Regulation CF?   +

Who is eligible to invest?   +

What are the tax implications of making a Reg CF investment?   +

How was the valuation calculated?   +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?   +

What is Issuance Express? +



Discussion

Get in touch with a question

Investor questions can be submitted via the Q&A section below, in order to be answered by a representative of the issuer company for this offering.

ALSO ON **INCORRECT SHORTNAME (VISIT DISQUS.COM/REGISTER)**









Detroit Lions Roster: Final 53 Man ...
9 years ago · 2 comments
It's all come down to this. Some players had their final spot on this roster locked ...

Tekniker Tosting om mjölkpriserna - P4 ...
9 years ago · 1 comment
Mjölkbönderna i Sverige har det tufft. Priset på mjölken är så låg att flera funderar ...

UCLA Great Kareem Abdul-Jabbar ...
9 years ago · 1 comment
UCLA basketball great Kareem Abdul-Jabbar (aka Lew Alcindor) went on ...

We were unable to load Disqus. If you are a moderator please see our troubleshooting guide.

Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privacy Policy and Terms of Use before using the Issuance Express funding portal.

Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.